Exhibit 99.1 - CONSOLIDATED FINANCIAL STATEMENTS

                           Zarlink Semiconductor Inc.
                           CONSOLIDATED BALANCE SHEETS
         (In millions of U.S. dollars, except share amounts, U.S. GAAP)
                                   (Unaudited)

                                                             June 29,  March 30,
                                                               2007      2007
                                                             --------  ---------
ASSETS
Current assets:
  Cash and cash equivalents                                  $102.8      $111.3
  Short-term investments                                        3.3         3.3
  Restricted cash and cash equivalents                         14.8        14.6

  Trade accounts receivable, less allowance
    for doubtful accounts of $0.3
    (March 30, 2007 - $nil)                                    15.6        16.3
  Other receivables                                             5.9         6.6
  Inventories                                                  20.5        19.1
  Prepaid expenses and other                                    5.0         5.4
  Assets held for sale                                          3.1         3.1
                                                             ------      ------
                                                              171.0       179.7
Fixed assets - net of accumulated
  depreciation of $125.1
  (March 30, 2007 - $124.8)                                    20.2        21.0
Deferred income tax assets - net                                8.9         4.9
Goodwill                                                        3.8         3.8
Intangible assets                                               1.4         1.6
Other assets                                                    1.1          --
                                                             ------      ------
                                                             $206.4      $211.0
                                                             ------      ------

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Trade accounts payable                                     $  5.8      $  6.5
  Employee-related accruals                                     8.7        11.5
  Income and other taxes payable                                0.3         4.7
  Current portion of provisions for
    exit activities                                             1.1         0.8
  Other accrued liabilities                                     4.0         3.2
  Deferred credits                                              0.5         0.6
  Deferred income tax liabilities -
    current portion                                             0.1         0.1
                                                             ------      ------
                                                               20.5        27.4

Long-term portion of provisions for
  exit activities                                               0.5         0.5
Pension liabilities                                            16.1        15.9
Deferred income tax liabilities -
  long-term portion                                             0.2         0.2
Long-term accrued income taxes                                  8.1          --
                                                             ------      ------
                                                               45.4        44.0
                                                             ------      ------

Redeemable preferred shares, unlimited
  shares authorized; 1,260,800 shares
  issued and outstanding
  (March 30, 2007 - 1,260,800)                                 15.6        16.1
                                                             ------      ------

Commitments and Contingencies (Note 8)

Shareholders' equity:
  Common shares, unlimited shares authorized;
    no par value; 127,345,682 shares issued and
    outstanding (March 30, 2007 - 127,343,183)                768.5       768.5
  Additional paid-in capital                                    4.3         4.3
  Deficit                                                    (593.2)     (587.6)
  Accumulated other comprehensive loss                        (34.2)      (34.3)
                                                             ------      ------
                                                              145.4       150.9
                                                             ------      ------
                                                             $206.4      $211.0
                                                             ------      ------

        (See accompanying notes to the consolidated financial statements)

                           Zarlink Semiconductor Inc.
                    CONSOLIDATED STATEMENTS OF INCOME (LOSS)
       (In millions of U.S. dollars, except per share amounts, U.S. GAAP)
                                   (Unaudited)

                                                             Three Months Ended
                                                             -------------------

                                                             June 29,   June 30,
                                                              2007         2006
                                                             -------    --------

Revenue                                                     $   30.6    $   38.4
Cost of revenue                                                 17.4        16.1
                                                            --------    --------
Gross margin                                                    13.2        22.3
                                                            --------    --------

Expenses:
  Research and development                                       8.8         9.5
  Selling and administrative                                    10.1        10.0
  Contract impairment and other                                  0.5          --
                                                            --------    --------
                                                                19.4        19.5
                                                            --------    --------
Operating income (loss)                                         (6.2)        2.8

Interest income                                                  1.5         1.1
Foreign exchange gain (loss)                                    (0.3)        0.1
                                                            --------    --------
Income (loss) before income taxes                               (5.0)        4.0
Income tax recovery                                               --         0.2
                                                            --------    --------
Net income (loss)                                           $   (5.0)   $    4.2
                                                            --------    --------

Net income (loss) attributable
   to common shareholders after preferred
   share dividends and premiums on preferred
   shares                                                   $   (6.1)   $    3.5
                                                            --------    --------

Net income (loss) per common share:
  Basic and diluted                                         $  (0.05)   $   0.03
                                                            --------    --------

Weighted-average number of common shares outstanding (millions):

  Basic                                                        127.3       127.3
                                                            --------    --------
  Diluted                                                      127.3       127.4
                                                            --------    --------
        (See accompanying notes to the consolidated financial statements)

                           Zarlink Semiconductor Inc.
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                    (In millions of U.S. dollars, U.S. GAAP)
                                   (Unaudited)

                                                             Three Months Ended
                                                             -------------------

                                                             June 29,   June 30,
                                                               2007      2006
                                                             -------    ------
CASH PROVIDED BY (USED IN)
Operating activities:
Net income (loss)                                             $  (5.0)  $   4.2
  Depreciation of fixed assets                                    1.2       1.4
  Amortization of intangible assets                               0.         --
  Stock compensation expense                                      05        0.3
  Other non cash changes in operating
  activities                                                       --      (0.3)
  Deferred income taxes                                          (0.4)     (0.2)
  Decrease (increase) in working capital:
    Trade accounts and other receivables                          1.7      (2.8)
    Inventories                                                  (1.3)     (2.0)
    Prepaid expenses and other                                    0.3       0.5
    Payables and other accrued liabilities                       (3.9)     (8.0)
    Deferred credits                                             (0.1)       --
                                                              -------    ------
Total                                                            (6.8)     (6.9)
                                                              -------   -------

Investing activities:
  Acquisition of business                                          --      (7.1)
  Matured short-term investments                                   --      24.6
  Expenditures for fixed assets                                  (0.7)     (0.5)
  Proceeds from disposal of
  fixed assets                                                     --       0.1
                                                              -------   -------
Total                                                            (0.7)     17.1

Financing activities:
  Repayment of long-term debt                                      --      (0.1)
  Payment of dividends on preferred shares                       (0.6)     (0.6)
  Repurchase of preferred shares                                 (0.5)     (0.1)
  Decrease in restricted cash and cash
  equivalents                                                      --       1.0
                                                              -------   -------
Total                                                            (1.1)      0.2

Effect of currency translation on cash                            0.1       0.3
                                                              -------   -------

Increase (decrease) in cash
and cash equivalents                                             (8.5)     10.7

Cash and cash equivalents,
beginning of period                                             111.3      90.7
                                                              -------   -------

Cash and cash equivalents,
end of period                                                 $ 102.8   $ 101.4
                                                              -------   -------
        (See accompanying notes to the consolidated financial statements)

                           Zarlink Semiconductor Inc.
                 CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
                    (In millions of U.S. dollars, U.S. GAAP)
                                   (Unaudited)


                                           Common Shares
                                       ---------------------
                                                                 Additional                             Total
                                         Number                   Paid in                            Shareholders'
                                       (millions)     Amount      Capital      Deficit                  Equity
                                       ----------    --------    ----------   ---------    ---------  -----------
Balance, March 31, 2006                    127.3       $768.5       $3.0       $(601.2)     $(34.7)     $135.6
Net income                                    --           --         --          4.2          --          4.2
Unrealized net derivative gain on
  cash flow hedges                            --           --         --           --         0.5          0.5
Stock compensation expense                    --           --        0.3           --          --          0.3
Preferred share dividends                     --           --         --         (0.6)         --         (0.6)
Premiums on preferred share
  repurchases                                 --           --       (0.1)          --          --         (0.1)
                                           -----       ------       ----       ------       -----       ------
Balance, June 30, 2006                     127.3       $768.5       $3.2       $(597.6)     $(34.2)     $139.9
                                           -----       ------       ----       ------       -----       ------

Balance, March 30, 2007                    127.3       $768.5       $4.3       $(587.6)     $(34.3)     $150.9
Net loss                                      --           --         --         (5.0)         --         (5.0)
Unrealized net derivative gain on
  cash flow hedges                            --           --         --           --         0.1          0.1
Stock compensation expense                    --           --        0.5           --          --          0.5
Preferred share dividends                     --           --         --         (0.6)         --         (0.6)
Premiums on preferred share
  repurchases                                 --           --       (0.5)          --          --         (0.5)
                                           -----       ------       ----       ------       -----       ------
Balance, June 29, 2007                     127.3       $768.5       $4.3       $(593.2)     $(34.2)     $145.4
                                           -----       ------       ----       -------       -----      -------

        (See accompanying notes to the consolidated financial statements)

                           Zarlink Semiconductor Inc.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
  (In millions of U.S. dollars, except share and per share amounts, U.S. GAAP)
                                   (Unaudited)

1.    Basis of presentation

      These unaudited interim consolidated financial statements have been prepared by Zarlink Semiconductor Inc. (Zarlink or the Company) in United States (U.S.) dollars, unless otherwise stated, and in accordance with accounting principles generally accepted in the U.S. for interim financial statements. Accordingly, these interim consolidated financial statements do not include all information and footnotes required by generally accepted accounting principles (GAAP) for complete financial statements. In the opinion of management of the Company, the unaudited interim consolidated financial statements reflect all adjustments, which consist only of normal and recurring adjustments, necessary to present fairly the financial position at June 29, 2007, and the results of operations and cash flows of the Company for the three month periods ended June 29, 2007, and June 30, 2006, in accordance with U.S. GAAP, applied on a consistent basis. The consolidated financial statements include the accounts of Zarlink and its wholly owned subsidiaries. Intercompany transactions and balances have been eliminated.

      The balance sheet at March 30, 2007, has been derived from the audited consolidated financial statements at that date but does not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the financial statements and notes thereto contained in the Company's Annual Report on Form 20-F for the year ended March 30, 2007. The Company's fiscal year-end is the last Friday in March.

      The results of operations for the periods presented are not necessarily indicative of the results to be expected for the full year or future periods.

      The Company is viewed as a single operating segment for management purposes and, as such, no business segment information is being disclosed.

2.    Recently issued accounting pronouncements

      In June 2007, the FASB ratified the consensus reached by the Emerging Issues Task Force on Issue No. 07-3, Accounting for Advance Payments for Goods or Services Received for Use in Future Research and Development Activities (EITF 07-3). EITF 07-3 indicates that non-refundable advance payments for future research and development (R&D) activities should be deferred and capitalized until the goods have been delivered (assuming the goods have no alternative future use) or the related services have been performed. EITF 07-3 also indicates that companies should assess deferred R&D costs for recoverability. Companies are required to adopt EITF 07-3 for new contracts entered into in fiscal years beginning after December 15, 2007. Earlier application is not permitted. The Company is required to adopt EITF 07-3 in the first quarter of Fiscal 2009. The Company is currently assessing the impact of EITF 07-3 on its financial position and results of operations.

      In February 2007, the FASB issued SFAS 159, The Fair Value Option for Financial Assets and Financial Liabilities - Including an amendment of FASB Statement No. 115. This statement allows companies to elect to measure certain eligible financial instruments and other items at fair value. Companies may choose to measure items at fair value at a specified election date, and subsequent unrealized gains and losses are recorded in income at each subsequent reporting date. SFAS 159 is effective for fiscal years beginning after November 15, 2007, with earlier adoption permitted under certain circumstances. The Company is required to adopt SFAS 159 no later than the first quarter of Fiscal 2009. The Company does not expect the adoption of SFAS 159 to have a material impact on its financial position or results of operations.

      In September 2006, the FASB issued SFAS 157, Fair Value Measurements. The statement clarifies the definition of fair value, establishes a framework for measuring fair value, and expands the disclosure requirements regarding fair value measurements. SFAS 157 is effective for fiscal years beginning after November 15, 2007, with earlier adoption permitted. The Company is required to adopt SFAS 157 no later than the first quarter of Fiscal 2009. The Company does not expect the adoption of SFAS 157 to have a material impact on its financial position or results of operations.

      In July 2006, the FASB issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes - an interpretation of FASB Statement 109 (FIN
      48). FIN 48 prescribes a comprehensive model for recognizing, measuring, presenting and disclosing in the financial statements tax positions taken or expected to be taken on a tax return, including a decision on whether or not to file in a particular jurisdiction. Under FIN 48, a tax benefit from an uncertain position may be recognized only if it is "more likely than not" that the position is sustainable based on its technical merits. The Company adopted FIN 48 on March 31, 2007, the beginning of the first quarter of Fiscal 2008, and the provisions of FIN 48 will be applied to all income tax positions commencing on that date. The Company recognizes potential accrued interest and penalties related to unrecognized tax benefits within operations as income tax expense. The cumulative effect of applying the provisions of FIN 48 was not significant, thus did not result in an adjustment to the beginning balance of retained earnings for the first quarter of Fiscal 2008. Refer also to Note 13.

3.    Stock-based compensation

      Effective April 1, 2006, the Company adopted SFAS 123R, Share-Based Payment. SFAS 123R requires that stock-based awards to employees be recorded at fair value. The fair value of the Company's stock-based awards to employees was estimated using the Black-Scholes-Merton option pricing model. Prior to adoption of SFAS 123R, the Company used the intrinsic value method of accounting for stock-based awards under the provisions of APB 25, Accounting for Stock Issued to Employees. Under the intrinsic value method, fixed stock compensation expense is recorded in instances where the option exercise price is set lower than the market price of the underlying stock at the date of grant. Fixed stock compensation cost is amortized to expense over the vesting period of the underlying option award.

      Stock compensation expense is also recorded in circumstances where the terms of a previously fixed stock option were modified. Previous stock option modifications have included the extension of option lives for terminated employees, and changes in vesting periods. The estimated fair value of the options is amortized to expense over the requisite service period of the awards.

      In adopting SFAS 123R, the Company has estimated the fair value of its stock-based awards to employees using the Black-Scholes-Merton option pricing model. This model considers, among other factors, share prices, option prices, share price volatility, the risk-free interest rate, and expected option lives. In addition, SFAS 123R requires that the Company estimate the number of stock options which will be forfeited. Expected share price volatility is estimated using historical data on volatility of the Company's stock. Expected option lives and forfeiture rates are estimated using historical data on employee exercise patterns. The risk-free interest rate is based on the yield of government bonds at the time of calculating the expense and for the period of the expected option life.

      Stock compensation expense has been recorded as follows:

                                                          Three Months Ended
                                                         ---------------------

                                                         June 29,       June 30,
                                                           2007           2006
                                                         ------           ----
Selling and administrative                                 $0.4           $0.3
Research and development                                    0.1             --
                                                           ----           ----
                                                           $0.5           $0.3
                                                           ----           ----

      The estimated fair value of the options is amortized to expense over the options' vesting period on a straight-line basis.

      Stock compensation expense has been determined as if the Company had accounted for its employee stock options using the Black-Scholes-Merton option pricing model with the following weighted-average assumptions for the three month periods ended June 29, 2007, and June 30, 2006:

                                                           Three Months Ended
                                                          ---------------------

                                                          June 29,       June 30
                                                            2007           2006
                                                          ------         -------
Weighted-average fair value price
  of the options granted during the
  period                                             $       0.85   $       1.26
Risk free interest rate                                      4.57%        4.47 %
Dividend yield                                                Nil            Nil
Volatility factor of the expected market                     44.2%        57.8 %
  price of the Company's common stock
Weighted-average expected life of the options           4.4 years      4.2 years

4.    Inventories

                                                          June 29,       June 30
                                                            2007           2006
                                                          ------           ----

Raw materials                                             $   3.4        $   2.9
Work-in-process                                              13.3           12.3
Finished goods                                                3.8            3.9
                                                          -------        -------
                                                          -------        -------
                                                          $  20.5        $  19.1
                                                          -------        -------

5.    Goodwill and other intangible assets

      The Company acquired the optical in/out (I/O) business of Primarion Inc. in Fiscal 2007. The intangible asset values related to this acquisition were as follows:

                                        June 29, 2007                March 30, 2007
                                        -------------                --------------

                                        Accumulated                   Accumulated
                                 Cost   Amortization   Net     Cost   Amortization   Net
                                 ----   ------------   ----    ----   ------------   ----
Proprietary technology           $0.6      $(0.2)      $0.4   $0.6        $(0.1)     $0.5
Customer relationships            0.8       (0.1)       0.7    0.8        (0.1)       0.7
Non-competition agreements        0.5       (0.2)       0.3    0.5        (0.1)       0.4
                                 ----       ----       ----   ----        ----       ----
Total                            $1.9       $(0.5)     $1.4   $1.9        $(0.3)     $1.6
                                 ----       ----       ----   ----        ----       ----

      Total amortization expense in the three-month periods ended June 29, 2007, and June 30, 2006, was $0.2 and $nil, respectively.

      Estimated future amortization expense related to these intangible assets is expected to be as follows: 2008 - $0.3; 2009 - $0.4; 2010 - $0.3; 2011
      - $0.2; 2012 - $0.1; Thereafter - $0.1.

      The acquired intangible assets are being amortized on a straight-line basis over their weighted average useful lives as follows:

      Proprietary technology                                      4 years
      Customer relationships                                      6 years
      Non-competition agreements                                  3 years
      Total                                                       5 years

      As at June 29, 2007, the Company has goodwill of $3.8 (March 30, 2007 - $3.8) related to this acquisition. In accordance with SFAS 142, Goodwill and Other Intangible Assets, goodwill is not amortized, however will be reviewed annually for impairment, or more frequently if impairment indicators arise. Approximately $2.9 of the Company's goodwill is expected to be deductible for tax purposes.

6.    Provisions for exit activities

      Workforce Reductions

      In the first quarter of Fiscal 2008, the Company ceased manufacturing of certain of its legacy hybrid products in its Caldicot facility. This action resulted in a workforce reduction of approximately 24 employees, resulting in severance costs of $0.9 which were included in cost of revenue.

      Lease and Contract Settlement

      In the first quarter of Fiscal 2008, the Company incurred costs related to idle space under lease contract of $0.5, related primarily to the workforce reductions in its Caldicot facility. This amount was recorded in contract impairment and other.

      The remaining balance of the restructuring provision relates to lease costs for idle and excess space from exit activities implemented and completed in Fiscal 2002 to 2007. The cumulative amount recorded to date related to these activities is $11.7, and has been recorded as follows:

            (i) Costs of $2.8 have been recorded in Fiscal 2004 to 2007 in contract impairment and other; and

            (ii) Costs of $8.9 have been recorded in Fiscal 2002 as special charges, and relate to the cost of excess space under lease contracts in Canada, the U.S., and U.K.

      The following table summarizes the continuity of these restructuring provisions for the three month period ended June 29, 2007:


                                                          Lease and
                                            Workforce      contract
                                            Reduction     settlement       Total
                                            ---------     ----------       -----

 Balance, March 30, 2007                       $ --         $1.3           $1.3
 Charges                                        0.9          0.5            1.4
 Cash drawdowns                                (0.9)        (0.2)          (1.1)
                                               ----         ----            ---
 Balance, June 29, 2007                          --          1.6            1.6
 Less:  Long-term portion                        --         (0.5)          (0.5)
                                               ----         ----            ---
Current portion of provisions
  for exit activities as at
  June 29, 2007                                $ --         $1.1           $1.1
                                               ----         ----           -----

      The Company has completed substantially all of the activities associated with these restructuring plans, with the exception of the lease payments of $1.6, which relate to the plans implemented from Fiscal 2002 to 2008, and will be paid over the lease terms unless settled earlier.

      7.    Guarantees

      Performance guarantees are contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an obligating agreement. The Company has an outstanding performance guarantee related to a managed services agreement (project agreement) undertaken by the Communications Systems business (Systems), which is now operated as Mitel Networks Corporation (Mitel). This performance guarantee remained with the Company following the sale of the Systems business. The project agreement and the Company's performance guarantee extend until July 31, 2012. The terms of the project agreement continue to be fulfilled by Mitel. The maximum potential amount of future undiscounted payments the Company could be required to make under the guarantee, at June 29, 2007, was $40.1 (20.0 million British pounds), assuming the Company is unable to secure the completion of the project. The Company was not aware of any factors as at June 29, 2007, that would prevent the project's completion under the terms of the agreement. In the event that Mitel is unable to fulfill the commitments of the project agreement, the Company believes that an alternate third-party contractor could be secured to complete the agreement requirements. The Company has not recorded a liability in its consolidated financial statements associated with this guarantee.

      In connection with the sale of the Systems business, the Company provided to the purchaser certain income tax indemnities with an indefinite life and with no maximum liability for the taxation periods up to February 16, 2001, the closing date of the sale. As at June 29, 2007, the Company does not expect these tax indemnities to have a material impact on its consolidated financial statements.

      The Company periodically has entered into agreements with customers and suppliers that include limited intellectual property indemnifications that are customary in the industry. These guarantees generally require the Company to compensate the other party for certain damages and costs incurred as a result of third party intellectual property claims arising from these transactions. The nature of the intellectual property indemnification obligations prevents the Company from making a reasonable estimate of the maximum potential amount it could be required to pay to its customers and suppliers. Historically, the Company has not made any significant indemnification payments under such agreements and no amount has been accrued in the accompanying consolidated financial statements with respect to these indemnification obligations.

      The Company records a liability based on its assessment of current warranty claims outstanding and historical experience. The Company accrues for known warranty and indemnification issues if a loss is probable and can be reasonably estimated. As at June 29, 2007, the warranty accrual was $nil (March 30, 2007 - $nil).

8.    Commitments and Contingencies

      The Company had letters of credit outstanding as at June 29, 2007 of $1.4 (March 30, 2007 - $1.3), which expire within seven months. Of this amount, $1.2 related to the Company's Supplementary Executive Retirement Plan
      (SERP), and $0.2 was issued to secure certain obligations under an office lease arrangement and customs bond. Cash and cash equivalents of $0.2 have been pledged as security against these letters of credit, and have been presented as restricted cash and cash equivalents.

      In addition, the Company has pledged $14.6 (99.8 million Swedish Krona) as security toward the Swedish pension liability of $15.5. This amount has been presented as restricted cash and cash equivalents.

      In conjunction with the sale of the Systems business in Fiscal 2001, the Company obtained ownership of 10,000,000 common shares of Mitel. In Fiscal 2002, the Company acquired a put right on its shares as a result of conditions obtained by a new investor in Mitel. On May 10, 2006, Mitel filed a registration statement with the SEC and a preliminary prospectus with Canadian securities regulators in preparation for an initial public offering. On July 14, 2006, the Company, along with other investors, agreed to postpone its put right in Mitel shares from September 1, 2006 to May 1, 2007. On April 26, 2007, Mitel announced a proposed merger agreement with Inter-Tel (Delaware) Incorporated (Inter-tel). In contemplation of Mitel's proposed merger transaction with Inter-Tel, and Mitel's related refinancing arrangements, the Company and other put right holders have agreed to amend their put rights. On May 30, 2007, the Company's put right was amended to provide that between May 2, 2007, and November 1, 2007, it will only exercise its put right at a price of $1.29 per share if and when the proposed merger transaction and related refinancing by Mitel closes. If the merger transaction has not been completed on or prior to November 1, 2007, the

      Company's put right is exercisable for 90 days following November 2, 2007, at a price of $2.68 (Cdn$2.85) per share, which represents the original put right price and exercise period. The Company's put right continues to be only exercisable in conjunction with, or upon agreement with, Mitel's other put right holders. If the put rights were to be exercised, the Company would not have first payment priority as other secured liability holders and another put right holder has priority in payment over the Company. The Company also understands that, as of June 29, 2007, Mitel had insufficient funds to satisfy both its secured liabilities and obligations to all put holders. The Company therefore estimates the current fair value of its put right to be nil. However, if Mitel is able to close the proposed merger transaction and related refinancing within the specified time period, the Company may be able to realize a fair value of $12.9 for its shares in Mitel. The Company continues to carry the Mitel shares on its books at no value, therefore any proceeds received on the sale of this investment would result in both a gain on sale of investments, and a cash inflow in the period of the sale.

      The Company is a defendant in a number of lawsuits and party to a number of other claims or potential claims that have arisen in the normal course of its business. The Company recognizes a provision for estimated loss contingencies when it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated. In the opinion of the Company, any monetary liabilities or financial impacts of such lawsuits and claims or potential claims that exceed the amounts already recognized would not be material to the consolidated financial position of the Company or the consolidated results of its operations.

      The Company has recorded provisions for income taxes and valuation allowances related to its estimate of tax expenses and recoveries. Certain taxation years are still subject to audit by authorities in various jurisdictions, which could result in adjustments to the Company's tax provisions. Such adjustments could have a material impact on the consolidated financial position of the Company or the consolidated results of its operations.

9.    Redeemable preferred shares

      During the three months ended June 29, 2007, the Company purchased 44,800 preferred shares that had not yet been cancelled. During the first quarter of Fiscal 2008, the Company declared and paid dividends on its redeemable preferred shares of $0.6, based on a quarterly dividend of $0.45 (Cdn $0.50) per share.

10.   Capital stock

      a) The Company has neither declared nor paid any dividends on its common shares.

      b)    A summary of the Company's stock option activity is as follows:

                                                         Three Months Ended
                                                     ---------------------------

                                                         June 29,       June 30
                                                           2007           2006
Outstanding Options:                                 ------------   ------------
  Balance, beginning of period                        10,255,877     10,787,709
  Granted                                                  5,000        305,000
  Exercised                                               (2,499)        (6,602)
  Forfeited and expired                                 (212,653)      (629,399)
                                                     -----------    -----------
  Balance, end of period                              10,045,725     10,456,708
                                                     -----------    -----------

      As at June 29,  2007,  there were  4,416,588  (March 30, 2007 - 4,208,935)
      options available for grant under the stock option plan approved by the Company's shareholders on December 7, 2001. The exercise price is calculated in accordance with the plan requirements as the average market price for the five trading days preceding the date of the grant. The exercise price of outstanding stock options ranges from $1.31 to $17.59 per share with exercise periods extending to May 2013. The exercise price of stock options issued in Canadian dollars was translated at the period-end U.S. dollar exchange rate.

      c) The net income (loss) per common share figures were calculated based on the net income after the deduction of preferred share dividends and premiums on the repurchase of preferred shares, and using the weighted monthly average number of shares outstanding during the respective periods. Diluted earnings per share is computed in accordance with the treasury stock method based on the average number of common shares and dilutive common share equivalents.

      Net income (loss) attributable to common shareholders is computed as follows:

                                                           Three Months Ended
                                                          ---------------------

                                                          June 29,       June 30
                                                            2007           2006
                                                          --------       -------

Net income (loss), as reported                              (5.0)        $  4.2
   Dividends on preferred shares                            (0.6)          (0.6)
   Premiums on repurchase of
     preferred shares                                       (0.5)          (0.1)
                                                          ------        -------
Net income (loss) attributable
   to common shareholders                                 $ (6.1)       $   3.5
                                                          ------        -------

      The following table summarizes the common shares and dilutive common share equivalents used in the computation of the Company's basic and diluted net income per common share. Net income per common share is computed using the weighted-average common shares outstanding assuming dilution. Net loss per common share is computed using the weighted-average number of common shares and excludes the dilutive effect of stock options, as their effect is antidilutive. For the three months ended June 29, 2007, 7,096 stock options have been excluded from the computation of diluted loss per share because they were anti-dilutive due to the reported net loss for the period.

                                                           Three Months Ended
                                                          ---------------------

                                                          June 29,       June 30
                                                            2007           2006
                                                          --------       -------
Weighted average common
  shares outstanding                                   127,345,682   127,324,198
Dilutive effect of stock
  options                                                       --        59,071
                                                       -----------   -----------
Weighted average common                                127,345,682   127,383,269
  shares outstanding,
  assuming dilution                                    -----------   -----------

      The following stock options were excluded from the computation of common share equivalents because the options were anti-dilutive based on the treasury stock method:

                                                           Three Months Ended
                                                          ---------------------

                                                          June 29,       June 30
                                                            2007           2006
                                                          --------       -------
Number of outstanding options                            9,855,725    10,114,708

Average exercise price per share                      $       3.77   $      5.46

      The average exercise price of stock options granted in Canadian dollars was translated at the period-end U.S. dollar exchange rate.

11.   Accumulated other comprehensive income (loss)

      The components of total comprehensive income (loss) were as follows:

                                                            Three Months Ended
                                                           ---------------------

                                                             June 29,   June 30
                                                               2007       2006
                                                            ----------   -------
Net income (loss) for the
   period                                                        (5.0)       4.2
Other comprehensive income (loss):
   Realized net derivative
     gains on cash flow hedges                                    --       (0.2)
   Unrealized net derivative
     gains on cash flow hedges                                    0.1        0.7
                                                              -------    -------
Total comprehensive income (loss) for the period              $  (4.9)   $   4.7
                                                              -------    -------

      The changes to accumulated other comprehensive loss for the three months ended June 29, 2007, were as follows:

                                    Cumulative    Minimum    Unrealized
                                   Translation    Pension    Net Gain on
                                     Account      Liability  Derivatives   Total
                                   -----------    ---------  -----------   -----

Balance, March 30, 2007              $(32.4)       $(1.9)        --     $(34.3)
   Change during the three months
     ended June 29, 2007                --            --         $0.1       0.1
                                     ------        -----         ----    ------
Balance, June 29, 2007               $(32.4)       $(1.9)        $0.1    $(34.2)
                                     ------        -----         ----    ------

      The Company recorded a decrease of $0.1 in other comprehensive loss in the three months ended June 29, 2007, as compared to an increase in other comprehensive income of $0.5 in the three months ended June 30, 2006. Changes are attributable to the change in the fair value of outstanding foreign currency option and forward contracts related to the Company's hedging program that were designated as cash flow hedges. The Company estimates that $0.1 of net derivative gains included in other comprehensive income at June 29, 2007, will be reclassified into earnings within the next three months.

12.   Government assistance

      The Company accounts for government grants by recognizing the benefit as a reduction in the related expense in the period incurred when there is reasonable assurance that the grant will be received.

      During Fiscal 2007, the Company entered into an agreement with the Government of Canada through Technology Partnerships Canada (TPC), which will provide partial funding for one of the Company's research and development projects. This agreement will provide funding for reimbursement of up to $6.8 ($7.2 million Cdn) of eligible expenditures. During the three month periods ended June 29, 2007, and June 30, 2006, the Company's research and development expenses were reduced by $0.6 and $nil, respectively, related to this agreement. The TPC grant is repayable in the form of royalties of 2.61% on certain of the Company's revenues. Royalties are owing for the period from Fiscal 2007 to Fiscal 2016. At the end of Fiscal 2016, if royalties meet or exceed $13.4 ($14.2 million Cdn), then the royalty period ceases. Otherwise, the royalty period will continue until cumulative royalties paid equal $13.4 ($14.2 million Cdn) or until the end of Fiscal 2019, whichever is earlier. Royalty expense will be accrued in the period in which the related sales are recognized. As at June 29, 2007, accrued royalties related to this agreement were $nil (March 30, 2007 - $nil).

13.   Income taxes

      An income tax recovery of $nil was recorded for the first quarter of Fiscal 2008, compared with a recovery of $0.2 for the corresponding period in Fiscal 2007. The recovery in Fiscal 2007 relates to recoveries on settlement of outstanding tax audits, net of tax expense of $0.1.

      In the first quarter of Fiscal 2008, as a result of applying the provisions of FIN 48, the Company recognized the following as at March 31, 2007:

      1     An increase in long-term deferred tax assets of $3.3; and

      2 An increase in long-term accrued income taxes of $7.7, related to an increase in long-term unrecognized tax benefits, offset by a decrease in current income and other taxes payable of $4.4.

      The Company's unrecognized tax benefits totaled $7.7 at March 31, 2007, and relate to its domestic and various foreign jurisdictions. This amount included $0.8 of interest. As at March 31, 2007, the Company had $4.4 of tax benefits that, if recognized, would reduce the annual effective income tax rate. The Company does not expect its unrecognized tax benefits to change significantly over the next 12 months.

      The Company files income tax returns in Canada, the US and several foreign jurisdictions. Currently, in Canada, tax returns are open for audit on all items from 2003 to 2007, and for specific types of transactions from 2001 to 2007. The Company's foreign jurisdictions have varying statutes of limitations. In its significant foreign operations, tax returns are generally open for audit for its tax years 2004 to 2007. Other jurisdictions are generally still open for audit for tax years 2000 to 2007. The Company is currently subject to ongoing audits in Canada for its 2002 through 2006 taxation years and Germany for its 2000 through 2004 taxation years.

      The Company establishes a valuation allowance against deferred tax assets when management has determined that it is more likely than not that some or all of its deferred tax assets may not be realized. Based on historical taxable income and uncertainties relating to future taxable income over the periods in which the deferred tax assets are deductible, the Company has established a valuation allowance of $213.1 as at June 29, 2007 (March 30, 2007 - $193.5). The increase in the valuation allowance relates primarily to changes in the statutory tax reporting currencies of the Company and certain of its subsidiaries and additional losses and changes in temporary differences in certain foreign jurisdictions.

14.   Pension plans

      The Company has defined benefit pension plans in Sweden and Germany.

      As at June 29, 2007, the Swedish pension liability was comprised of $14.3 (98.4 million Swedish krona) as determined by the Pension Registration Institute, and an additional minimum pension liability of $1.2 as determined under the U.S. GAAP provisions of SFAS 87, Employers' Accounting for Pensions. As at June 29, 2007, $14.6 in restricted cash and cash equivalents have been pledged to secure the Swedish pension liability.

      As at June 29, 2007, the German pension liability of $6.7 was insured with the Swiss Life Insurance Company. These insurance contracts of $6.0 are recorded as a plan asset, and the benefit obligation has been shown net of this asset. As the plan asset relates to insurance contracts, the Company does not control the investment strategy and thus cannot influence the return on investments. The Company also has an unfunded pension liability of $0.4 in the U.K. related to amounts owing to a former employee of the Company.

      Net pension expense for the defined benefit plans was as follows:

                                                            Three Months Ended
                                                           ---------------------

                                                             June 29,   June 30
                                                               2007       2006
                                                           ----------   --------
Interest costs                                                $  0.2    $   0.2
Expected return on assets                                       (0.1)      (0.1)
                                                           ----------    -------
Net pension expense                                           $  0.1    $   0.1
                                                           ----------    -------

      As of June 29, 2007, the Company had not made any contributions to these pension plans in Fiscal 2008.

15.   Supplementary cash flow information

      The following table summarizes the Company's other non-cash changes in operating activities:

                                                            Three Months Ended
                                                           ---------------------

                                                             June 29,   June 30
                                                               2007       2006
                                                           ----------   --------
Gain on disposal of fixed assets                             $    --    $  (0.1)
Change in pension liabilities                                    0.2        1.0
Other                                                           (0.2)      (1.2)
                                                           ----------    -------
Other non-cash changes in operating activities               $    --    $  (0.3)
                                                           ----------    -------

16.   Subsequent events

      Legerity Acquisition

      On June 25, 2007, the Company entered into an agreement to acquire 100% of Legerity Holdings Inc. (Legerity). The purchase price consists of $134.5, subject to certain adjustments for working capital, plus the Company's transaction costs. The acquisition will be accounted for by the Company using purchase accounting. The transaction is expected to close during the second quarter of Fiscal 2008. The acquisition is expected to increase the Company's presence in the voice-over-packet market. Both companies design complementary technologies that enable high-quality voice services, and the acquisition is expected to result in increased economies of scale, and enable the Company to have a broader offering of products and services with which to engage customers.

      The purchase price allocation has not yet been finalized. Based on a preliminary valuation, the acquisition is expected to result in acquired intangible assets of approximately $61.0, which are expected to be comprised of approximately $24.0 of customer relationship assets and approximately $37.0 of developed technology assets. The Company expects that these intangible assets will be expensed over their useful lives of a period not exceeding ten years. In addition, the purchase price allocation is expected to result in approximately $20.0 of in-process research and development, which will be expensed on the acquisition date. The Company also expects to record goodwill related to this acquisition. The value of the goodwill will be based on the closing balance sheet values of Legerity at the acquisition date. Based on the preliminary valuation using the balance sheet values as at December 31, 2006, the goodwill value was estimated to be approximately $53.0.

      The Company intends to fund the acquisition through a combination of its existing cash resources and convertible debentures of $71.6 ($75.0 million
      Cdn). On July 24, 2007, the Company filed a final short form prospectus in Canada and in the United States, offering subscription rights which will be automatically exchanged into convertible unsecured subordinated debentures (convertible debentures). This offering was completed on July 30, 2007. The Company has also granted the underwriters an option, exercisable at any time until 30 days following the closing of the offering, to purchase additional subscription rights which are automatically exchangeable into convertible debentures of up to $10.7 ($11.3 million Cdn). The convertible debentures will bear interest of 6% per annum, and are repayable on September 30, 2012. The convertible debentures are convertible under certain conditions at the option of the holder into common shares at a conversion price of $2.34 ($2.45 Cdn) representing a 35% premium over the current market price of the Company's common shares at the time of the offering.

      The Company has also secured a commitment letter from a syndicate of financial institutional lenders providing the Company with up to $50.0 in credit facilities (the bridge facility). The bridge facility will mature on the first anniversary of the acquisition closing date. The bridge facility will be secured by a first ranking security interest on the Company's assets. Any amount not drawn down under the bridge facility on the acquisition closing date will be cancelled.

      Flood affecting Analog Foundry

      On July 20, 2007, the Company's Analog Foundry in Swindon, UK, was affected by a flood as a result of record rainfall and the breach of a nearby river. A complete services shutdown was required as a result of this flood. Based on preliminary investigations of the facility, no spills, leakages or discharges were detected. The Company carries insurance for the loss of physical plant and business interruption. The Company is unable to determine the extent of the damage to its facility at this time, and accordingly is currently evaluating the impact of this event on its financial condition and results of operations.